                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of October, 1998                 Commission File Number: 001-12003

                               MERIDIAN GOLD INC.
                              (Name of Registrant)

                               9670 Gateway Drive
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X]         Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [X]                No [ ]


Meridian Gold Inc.                                   [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive                                   APPEARS HERE]
Reno, Nevada 89511
Phone:  702-850-3777
Fax:      702-850-3733



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MERIDIAN GOLD INC.
9670 GATEWAY DRIVE
RENO, NEVADA 89511
PHONE: (702) 850-3777
FAX: (702) 850-3733


                MERIDIAN GOLD REPORTS THIRD QUARTER 1998 RESULTS
                      (All dollar amounts in U.S. currency)

RENO, NEVADA, OCTOBER 21, 1998 - Meridian Gold Inc. today reported third quarter gold production of 52,620 ounces at a cash cost of $199 per ounce. Good performance continued at Jerritt Canyon with better grades and higher efficiencies than budgeted, and Beartrack had a stronger than expected third quarter as mining began on the higher grade South Pit. Based on year-to-date gold production of 157,000 ounces at a average cash cost of $201 per ounce, Meridian is expected to meet or exceed its 1998 projections of 200,000 ounces of gold production at an average cash cost of $215 per ounce.

For the third quarter, the Company realized a loss of $8.2 million, or $0.11 per share. This compares to a year earlier loss of $46.9 million, or $0.64 per share, which included a non-cash provision of $36.4 million.

During the quarter the Company liquidated put option contracts, exercisable at $400 per ounce in December 1998, covering 8,250 ounces of gold and representing one-quarter of the beginning 1998 hedge position. A gain of $755,700 realized on the liquidation has been deferred and will be recognized as revenue in the fourth quarter as the hedged production is sold.

Meridian Gold's balance sheet remained strong at the end of the third quarter, with cash resources of $50.8 million to support the development of El Penon and the Company's other growth plans.

THIRD QUARTER RESULTS

Sales for the quarter were $14.2 million, versus $17.5 million in the third quarter of 1997, due to slightly lower production and lower realized gold prices. Realized gold prices averaged $285 per ounce in the third quarter, versus $323 per ounce in the prior year's quarter. Cash production costs in the third quarter were $199 per ounce, versus $194 per ounce in 1997.

At Beartrack, gold production in the third quarter was 26,518 ounces, with cash costs of $219 per ounce. This compares to third quarter 1997 production of 29,114 ounces at a cash cost of $208 per ounce. Since mining at Beartrack has now shifted to the higher grade South Pit, future cash costs at Beartrack are expected to decline. Beartrack is still expected to produce 100,000 ounces of gold at an average cash cost of less than $230 per ounce for the full year 1998.

At Jerritt Canyon, the Company's share of production in the third quarter was 26,102 ounces of gold, versus 27,301 in the prior year's quarter. Cash costs were about even, at $181 per ounce versus $180 per ounce. Jerritt Canyon continues to perform well, having year-to-date gold production of 79,000 ounces of gold at an average cash cost of $180 per ounce. Jerritt Canyon is expected to meet or exceed its 1998 full year target of 100,000 ounces of production at a cash cost of $200 per ounce.

Exploration spending in the third quarter, primarily at El Penon, was $4.0 million, compared to $9.9 million in the third quarter of 1997. The new, high-grade Quebrada Colorada zone continues to show strong results, and will remain the primary focus of exploration work at El Penon in the near future.

RESULTS FOR THE FIRST NINE MONTHS

For the first nine months of 1998, the Company recorded a loss of $18.7 million, or $0.25 per share, compared to a loss of $60.7 million or $0.83 per share for the first nine months of 1997.

Sales for the first nine months were $44.4 million, versus $48.3 million in the same period last year. Gold production was higher, at 157,341 ounces versus 142,222 ounces, while the average realized price of gold fell to $294 per ounce from $348 per ounce. Exploration spending for the first nine months, primarily at El Penon, was $9.3 million, significantly lower than the $23.1 million spent in the same period last year when the decline was being developed into Quebrada Orito and the feasibility study was ongoing.

EL PENON UPDATE

At El Penon, underground development work began in the third quarter, and the EPC contract for the plant facilities was awarded to Fluor Signet, which began detailed engineering work. Meridian's cash balances are sufficient to fund continuing exploration and development work at El Penon until debt financing is obtained. This debt financing is anticipated to be closed by the end of this year.

Drilling at Quebrada Colorada continues to meet with success, both in better understanding the structure hosting the mineralization and in extending the strike length of the zone. Ore-grade mineralization on Quebrada Colorada has now been extended by 300 meters to 1.4 kilometers in strike length. In-fill drilling with both core and reverse circulation holes has confirmed and enhanced the gold and silver grades of the three major ore-shoots. The zone still remains open in strike length.

Underground development on four headings in Quebrada Orito is on schedule. The extension of the underground decline from Quebrada Orito should reach Quebrada Colorada in the first quarter of 1999, at which time mine development and detailed underground drilling will commence.

Meridian Gold Inc. is a growth gold business with its common shares traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

-----------------------------

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel: (702) 850-3730
     Investor Relations             Fax: (702) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com



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                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Operations
             (Unaudited and in US$ millions, except per share data)

                                                          Three Months                 Nine Months
                                                       Ended September 30          Ended September 30
                                                     ----------------------      ----------------------
                                                       1998          1997          1998          1997
Sales                                                $   14.2      $   17.5      $   44.4      $   48.3

Costs and expenses
    Operating expenses                                   11.1          19.5          33.6          40.8
    Depreciation, depletion & amortization                6.6           8.3          17.4          17.6
    Exploration costs                                     4.0           9.9           9.3          23.1
    Selling, general and administrative expenses          1.4           1.8           4.8           4.7
                                                     --------      --------      --------      --------
Total costs and expenses                                 23.1          39.5          65.1          86.2

Impairment of mineral properties                           --          26.2            --          26.2

Operating loss                                           (8.9)        (48.2)        (20.7)        (64.1)

Gain on disposal of assets                               (0.0)          0.4           0.2           0.4

Interest income                                           0.7           0.9           2.2           3.0

Provision for income taxes                               (0.0)           --           0.0            --
                                                     --------      --------      --------      --------

Net loss (1)                                         $   (8.2)     $  (46.9)     $  (18.7)     $  (60.7)
                                                     ========      ========      ========      ========

Loss per common share                                $  (0.11)     $  (0.64)     $  (0.25)     $  (0.83)
                                                     ========      ========      ========      ========

Weighted average common shares outstanding               73.6          73.6          73.6          73.6



-----------------------------------
(1)In 1997, the Company reported a $36.4 million non-cash provision in connection with an adjustment following a prudent review of the Company's balance sheet based on the then current low gold price environment. The third quarter 1997 loss was $46.9 million, or $0.64 per share. The loss reflected: a write-down of the carrying value of Meridian's 30% interest in the Jerritt Canyon Joint Venture mine by $26.2 million; a $4.0 million acceleration in the closure reserve accrual for Jerritt Canyon; a $3.5 million adjustment as a result of additional changes at Beartrack related to depreciation and the leach pad inventory; and a $2.7 million increase in the closure reserve at Beartrack as a result of lower gold credits from residual ounces due to lower gold prices.

                               Meridian Gold Inc.
                           Operating Data (Unaudited)

                                                                 Three Months                 Nine Months
                                                              Ended September 30          Ended September 30
                                                            ----------------------      ----------------------
                                                              1998          1997          1998          1997
BEARTRACK MINE
    Gold production - heap leach (ounces)                     26,518        29,114        78,695        77,095
    Tonnes mined (thousands)
        Ore                                                    1,255           971         3,092         2,701
        Waste                                                  2,271         1,469         5,484         3,237
                                                            --------      --------      --------      --------
            Total                                              3,526         2,440         8,576         5,938

Average heap leach grade (grams / tonne)                        0.89          0.86          0.72          0.89

Cash cost of production / ounce                             $    219      $    208      $    225      $    202

JERRITT CANYON JOINT VENTURE
    Gold production (Meridian Gold's 30% share, ounces)
        Milling                                               26,102        27,301        78,646        64,914
        Heap leach                                                 0             0             0           213
                                                            --------      --------      --------      --------
            Total                                             26,102        27,301        78,646        65,127
    Tonnes mined (100%, thousands)
        Ore                                                      252           334           594           762
        Waste                                                  3,015         5,236        10,684        19,716
                                                            --------      --------      --------      --------
            Total                                              3,267         5,570        11,278        20,478

    Mill tonnes processed (100%, thousands)                      328           337           995         1,052
    Average mill ore grade (grams / tonne)                      9.02          9.05          8.98          6.92
    Mill recoveries                                             90.1%         92.9%         90.6%         92.6%

Cash cost of production / ounce                             $    181      $    180      $    180      $    229


TOTALS
Ounces of gold produced                                       52,620        56,415       157,341       142,222
Ounces of gold sold                                           49,709        53,983       150,743       140,639
Average realized price / ounce                              $    285      $    323      $    294      $    348

Cash cost of production / ounce                             $    199      $    194      $    201      $    215





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                               Meridian Gold Inc.
                      Consolidated Condensed Balance Sheets
                                (In US$ millions)

                                            September 30    December 31
                                                1998           1997
ASSETS
Current Assets
    Cash and cash equivalents                  $  50.8        $  54.3
    Trade receivables                              0.3            1.2
    Inventories                                    8.9           10.0
    Other current assets                           1.9            3.4
                                               -------        -------
Total current assets                              61.9           68.9
                                               -------        -------

Property, plant and equipment, net                67.1           75.7
Other assets                                       2.8            3.3
                                               -------        -------

Total Assets                                   $ 131.8        $ 147.9
                                               =======        =======


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Accounts payable, trade and other          $   4.3        $   5.3
    Accrued and other liabilities                 10.3            8.9
                                               -------        -------
Total current liabilities                         14.6           14.2
                                               -------        -------

Other long-term liabilities                       23.3           21.2
Shareholders' equity                              93.9          112.5
                                               -------        -------

Total liabilities and shareholders' equity     $ 131.8        $ 147.9
                                               =======        =======

                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Cash Flows
                         (Unaudited and in US$ millions)


                                                  Three Months               Nine Months
                                               Ended September 30        Ended September 30
                                              --------------------      --------------------
                                               1998         1997         1998         1997
NET LOSS                                      $  (8.2)     $ (46.9)     $ (18.7)     $ (60.7)

Provision for depreciation, depletion and         6.6          8.3         17.4         17.6
      amortization
Impairment of mineral properties                   --         26.2           --         26.2
Changes in assets and liabilities, net            3.5         13.0          6.6          7.7
                                              -------      -------      -------      -------

Net cash provided by (used in) operating          1.9          0.6          5.3         (9.2)
     activities

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital spending                             (2.6)        (7.0)        (8.8)       (14.3)
    Disposal of PP&E                               --          0.5           --          0.5
                                              -------      -------      -------      -------

Net cash used in investing activities            (2.6)        (6.5)        (8.8)       (13.8)

Increase (decrease) in cash and cash             (0.7)        (5.9)        (3.5)       (23.0)
     equivalents

Cash and cash equivalents, beginning             51.5         65.5         54.3         82.6
                                              -------      -------      -------      -------
     of period

Cash and cash equivalents, end of period      $  50.8      $  59.6      $  50.8      $  59.6
                                              -------      -------      -------      -------

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 27, 1998             MERIDIAN GOLD INC.

                                    By:    /s/ Brian J. Kennedy
                                           -------------------------------------
                                           Brian J. Kennedy
                                           President and Chief Executive Officer